Exhibit a(1)

14911 Quorum Drive
Suite 600
Dallas, Texas 75254

January 8, 2006

Dear Fellow Shareholders,

In the past few weeks, there have been several major developments concerning ElkCorp. On December 18, 2006, ElkCorp announced that it had entered into a definitive agreement to be acquired and taken private by The Carlyle Group. Under the terms of the agreement, ElkCorp shareholders would receive $38.00 in cash for each outstanding ElkCorp share. Completion of the proposed Carlyle transaction is subject to shareholder approval and other customary closing conditions.

On December 20, 2006, Building Materials Corporation of America (“BMCA”) commenced an unsolicited tender offer to acquire all of ElkCorp’s outstanding shares of common stock for $40.00 per share in cash (the “BMCA Tender Offer”), subject to numerous conditions. The terms and conditions of the BMCA Tender Offer were filed by BMCA on Schedule TO with the Securities and Exchange Commission on December 20, 2006. You may have already received soliciting materials from BMCA.

Enclosed with this letter is ElkCorp’s Solicitation/Recommendation Statement on Schedule 14D-9 filed today with the Securities and Exchange Commission. As described in greater detail in this document, your Board of Directors, on the recommendation of its Special Committee of independent, non-management directors and with the assistance of its legal and financial advisors, recommends that ElkCorp shareholders reject the BMCA Tender Offer and not tender their shares. The Board reached its determination based, among other factors, on its belief that the BMCA Tender Offer is excessively conditional, lacks appropriate financing and is potentially illusory.

ElkCorp is in active negotiations with BMCA and its affiliate, Mr. Samuel Heyman, to develop a transaction that would merit recommendation to our shareholders. To this end, ElkCorp has been providing, and continues to provide, BMCA and Heyman Investments with access to ElkCorp (including facilities, documents and personnel) to allow BMCA to conduct an extensive due diligence investigation, including access to the information provided to Carlyle and other bidders, as well as additional information not previously made available to Carlyle or other bidders. The Board therefore reserves the right to revise the recommendation in the event that an acceptable agreement with BMCA is reached or if circumstances otherwise change. We will update you as circumstances warrant.

Very truly yours,

Thomas D. Karol
Chairman of the Board and
Chief Executive Officer

Additional Information and Where to Find It.  In connection with the proposed merger with affiliates of The Carlyle Group, ElkCorp expects to file a proxy statement with the SEC. Investors and security holders are strongly advised to read the proxy statement when it becomes available because it will contain important information about the proposed Carlyle merger. Free copies of materials filed by ElkCorp are available at the SEC’s web site at www.sec.gov, or at the ElkCorp web site at www.elkcorp.com, and will also be available, without charge, by directing requests to ElkCorp, Investor Relations, 14911 Quorum Drive, Suite 600, Dallas, TX 75254-1491, telephone (972) 851-0472. ElkCorp and its directors, executive officers and other members of its management and employees may be deemed participants in the solicitation of proxies from its stockholders in connection with the proposed Carlyle merger. Information concerning the interests of ElkCorp’s participants in the solicitation, which may, in some cases, be different than those of ElkCorp stockholders generally, is set forth in ElkCorp’s proxy statements and Annual Reports on Form 10-K, previously filed with the SEC, and will be set forth in the proxy statement relating to the Carlyle merger when it becomes available.